

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Tyler M. Nielsen
Controller
Hana Biosciences, Inc.
7000 Shoreline Court, Suite 370
South San Francisco, CA 94080

>   **Re: Hana Biosciences, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 28, 2010**
>   **File No. 001-32626**

Dear Mr. Nielsen:

We have reviewed your preliminary proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your preliminary proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your preliminary proxy statement and the information you provide in response to these comments, we may have additional comments.

1. Please revise your proxy statement to separate the three elements – increasing the number of authorized shares, effecting a reverse split, and including a provision that the number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of a majority of the issued and outstanding common stock and preferred stock – of Proposal One so that shareholders will have the opportunity to vote on each element individually.

2. Please disclose any plans or commitments your company has, other than issuing shares issuable on conversion of preferred stock, to issue the newly authorized shares of common stock. If you do not have any such plans to issue the newly authorized shares beyond those plans referenced, please indicate as such in your disclosure.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Christopher J. Melsha
        Fredrikson & Byron, P.A.
        200 South Sixth Street, Suite 4000
        Minneapolis, MN 55402-1425
        Facsimile: (612) 492-7077